Exhibit 99.1

Subsea 7 S.A. Conference Call Notification
Fourth Quarter & Full Year 2011 Results

Luxembourg – March 2, 2012 – Subsea 7 S.A. (Oslo Børs: SUBC) will publish fourth quarter and audited full year 2011 results for the period ended December 31, 2011 on March 16, 2012 at 07:00 UK time.

A conference call will be held on Friday March 16, 2012 at 12:00 noon UK Time.

From 07:00 UK time the following information will be available on the Subsea 7 website: www.subsea7.com/investors-press.html

•	The fourth quarter and full year 2011 results announcement
•	The presentation to be reviewed on the conference call

Conference Call Information	Replay Facility Details
Lines will open 15 minutes prior to conference call.

Date:        Friday March 16, 2012
Time:        12.00 UK Time

Conference Dial In Numbers:
UK                        0800 073 0438
USA                     1 877 328 4999
France                  0176 728 973
Norway                8001 6886
Germany              0692 222 4956

International Dial In:  +44 (0) 1452 561488

Passcode:            55012548

A replay facility will be available for the following period:

Date:           Friday March 16, 2012
Time:           14:00 UK Time

Date:            Thursday March 30, 2012
Time:            14:00 UK Time

Conference Replay Dial In Number:

International Dial In:   +44 (0) 1452 550 000

Passcode:                      55012548#

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.subsea7.com/investors-press.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: ir@subsea7.com